UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Nextdoor Holdings, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

65345M 108

(CUSIP Number)

Sophia Schwartz

General Counsel

c/o Nextdoor Holdings, Inc.

420 Taylor Street

San Francisco, California 94012

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Cynthia C. Hess
Ran D. Ben-Tzur
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345M 108	Page 2 of 11

(1)	Name of Reporting Persons: Nirav Tolia
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 26,789,336
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 26,789,336
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,789,336 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.2% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Consists of: (i) 26,061,396 shares of Class B common stock (“Class B Common Stock”) of Nextdoor Holdings, Inc. (the “Issuer”) held directly by Nirav Tolia (“Mr. Tolia”); (ii) 433,375 shares of Class A common stock (“Class A Common Stock”) held directly by Mr. Tolia; (iii) an aggregate 171,048 shares of Class B Common Stock issuable upon the exercise of stock options which are vested or which shall vest within 60 days following October 28, 2024 (the “Event Date”); and (iv) an aggregate 123,517 shares of Class A Common Stock issuable upon the exercise of stock options which are vested or which shall vest within 60 days following the Event Date. Shares of Class B Common Stock are convertible on a one-for-one basis at any time into shares of Class A Common Stock upon the election of the holder or the occurrence of certain events defined in the Issuer’s Amended and Restated Certificate of Incorporation.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and based on an aggregate 187,941,328 shares of the Issuer’s Class A Common Stock outstanding as of August 5, 2024 as reported by the Issuer in its Quarterly Report for the quarterly period ended June 30, 2024, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on August 7, 2024, and after giving effect to the net issuance of 1,876,086 shares of Class B Common Stock to Mr. Tolia on the Event Date as a result of his net exercise (“Mr. Tolia’s Net Exercise”) of an aggregate 4,901,076 stock options and forfeiture of 3,024,990 thereof to the Issuer as payment of the exercise price and satisfaction of tax withholding liabilities incident to the exercise of securities issued in accordance with Rule 16b-3 promulgated under the Exchange Act.

CUSIP No. 65345M 108	Page 3 of 11

(1)	Name of Reporting Persons: Nalin Tolia
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 155,284
	(8)	Shared Voting Power 2,397,835
	(9)	Sole Dispositive Power 155,284
	(10)	Shared Dispositive Power 2,397,835

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,553,119 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.2% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Consists of: (i) 155,284 shares of Class B Common Stock directly beneficially owned by Nalin Tolia, Mr. Tolia’s father; (ii) 2,077,897 shares of Class B Common Stock indirectly beneficially owned by Nalin Tolia in his capacity as Trustee of the Tolia Family Children’s Trust dated March 13, 2014 (the “Children’s Trust”); and (iii) 319,938 shares of Class B Common Stock indirectly beneficially owned by Nalin Tolia in his capacity as Trustee of the Tolia Family Trust dated June 30, 2008 (the “Family Trust”).

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate 187,941,328 shares of the Issuer’s Class A Common Stock outstanding as of August 5, 2024 as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 7, 2024, and after giving effect to Mr. Tolia’s Net Exercise.

CUSIP No. 65345M 108	Page 4 of 11

(1)	Name of Reporting Persons: Tolia Family Children’s Trust dated March 13, 2014
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,077,897
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,077,897

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,077,897 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.9% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Consists of 2,077,897 shares of Class B Common Stock directly held by the Children’s Trust. Nalin Tolia is the sole trustee of the Children’s Trust and as such may be deemed to have indirect beneficial ownership of securities held by the Children’s Trust.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate 187,941,328 shares of the Issuer’s Class A Common Stock outstanding as of August 5, 2024 as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 7, 2024, and after giving effect to Mr. Tolia’s Net Exercise.

CUSIP No. 65345M 108	Page 5 of 11

(1)	Name of Reporting Persons: Tolia Family Trust dated June 30, 2008
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 319,938
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 319,938

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 319,938 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Consists of 319,938 shares of Class B Common Stock directly held by the Family Trust. Nalin Tolia is the sole trustee of the Family Trust and as such may be deemed to have indirect beneficial ownership of securities held by the Family Trust.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate 187,941,328 shares of the Issuer’s Class A Common Stock outstanding as of August 5, 2024 as reported by the Issuer in its Annual Report filed on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 7, 2024, and after giving effect to Mr. Tolia’s Net Exercise.

CUSIP No. 65345M 108	Page 6 of 11

(1)	Name of Reporting Persons: Megha Tolia
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,263,840
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,263,840
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,263,840 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.6% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Consists of 1,263,840 shares of Class B Common Stock directly beneficially owned by Megha Tolia, the wife of Mr. Tolia.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate 187,941,328 shares of the Issuer’s Class A Common Stock outstanding as of August 5, 2024 as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 7, 2024, and after giving effect to Mr. Tolia’s Net Exercise.

CUSIP No. 65345M 108	Page 7 of 11

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons (as defined in Item 2(a) below) on November 15, 2021 (the “Initial Statement”), as subsequently amended by Amendment No. 1, filed on March 18, 2024 (together with the Initial Statement, the “Statement”). This Amendment is being filed in connection with the net issuance of 1,876,086 shares of Class B Common Stock to Nirav Tolia on October 28, 2024 (the “Event Date”), as a result of his net exercise (“Mr. Tolia’s Net Exercise”) of an aggregate 4,901,076 stock options and forfeiture of 3,024,990 thereof to Nextdoor Holdings, Inc. (the “Issuer”), as payment of the exercise price and satisfaction of tax withholding liabilities incident to the exercise of securities issued in accordance with Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends and supplements the Statement as set forth herein. Except as expressly provided herein, all Items of the Statement remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to them in the Statement. Information given in response to each Item shall be deemed incorporated by reference in all other Items of the Statement, as amended hereby.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby supplemented as follows, and the following paragraph shall be deemed inserted at the end thereof.

With respect to the 1,876,086 shares (the “Net Exercise Shares”) of the Issuer’s Class B Common Stock acquired by Nirav Tolia on the Event Date pursuant to Mr. Tolia’s Net Exercise, the sole consideration paid by Mr. Tolia for the net 1,876,086 shares of the Issuer’s capital stock issued to him was the forfeiture of 3,024,990 shares as payment of the exercise price and satisfaction of tax withholding liabilities incident to the exercise of an aggregate 4,901,076 stock options under outstanding equity awards previously granted to Mr. Tolia under the Issuer’s 2008 Equity Incentive Plan.

Please refer to Item 5(c) of this Amendment for additional discussion of Mr. Tolia’s Net Exercise.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons hereby confirm that Item 4 of the Statement remains unchanged, except that all references to “Common Stock” or the Reporting Persons’ investment in the Issuer set forth in Item 4 of the Statement shall be expressly understood to include the Net Exercise Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           Reference in this Amendment to “Class A Common Stock” shall be understood to refer to the Issuer’s registered class of equity security; reference to “Class B Common Stock” shall be understood to refer to the Issuer’s Class B Common Stock, which is convertible on a one-for-one basis into shares of Class A Common Stock at any time upon the election of the holder or the occurrence of certain events defined in the Issuer’s Amended and Restated Certificate of Incorporation.

All of the percentages reported in this Item 5 were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 187,941,328 shares of the Issuer’s Class A Common Stock outstanding as of August 5, 2024 as reported by the Issuer in its Quarterly Report for the quarterly period ended June 30, 2024, filed on Form 10-Q with the SEC on August 7, 2024, and after giving effect to Mr. Tolia’s Net Exercise.

As of the Event Date, Nirav Tolia may be deemed to directly beneficially own an aggregate 26,789,336 shares, representing 12.2%, of the Issuer’s registered class of equity security, Class A Common Stock. The aforementioned ownership is comprised of the following securities: (i) 26,061,396 shares of Class B Common Stock; (ii) 433,375 shares of Class A Common Stock; (ii) an aggregate 171,048 shares of Class B Common Stock issuable upon the exercise of stock options which are vested on, or which shall vest within 60 days following, the Event Date; and (iv) an aggregate 123,517 shares of Class A Common Stock issuable upon the exercise of stock options which are vested on, or which shall vest within 60 days following, the Event Date. Mr. Tolia does not have indirect beneficial ownership over any equity securities of the Issuer.

CUSIP No. 65345M 108	Page 8 of 11

As of the Event Date, the ownership of the other Reporting Persons remains as follows: (i) Nalin Tolia directly beneficially owns 155,284 shares of the Issuer’s Class B Common Stock and indirectly beneficially owns an aggregate 2,397,835 shares of Class B Common Stock by virtue of his role as sole trustee of the Tolia Family Trust dated June 30, 2008 (the “Family Trust”) and the Tolia Family Children’s Trust dated March 13, 2014 (the “Children’s Trust” and, together with the Family Trust, the “Trusts”), respectively, and his beneficial ownership represents an aggregate 1.2% of the Issuer’s Class A Common Stock; (ii) the Family Trust directly beneficially owns 319,938 shares of Class B Common Stock, which represents 0.1% of the Issuer’s Class A Common Stock; (iii) the Children’s Trust directly beneficially owns 2,077,897 shares of the Issuer’s Class B Common Stock, which represents 0.9% of the Issuer’s Class A Common Stock; and (iv) Megha Tolia, the wife of Nirav Tolia, directly beneficially owns 1,263,840 shares of the Issuer’s Class B Common Stock, which represents 0.6% of the Issuer’s Class A Common Stock.

As of the Event Date, the Reporting Persons may be deemed to beneficially own an aggregate 30,606,295 shares of the Issuer’s Class A Common Stock, which represents 13.9% of the Issuer’s Class A Common Stock.

Furthermore, Nirav Tolia, the Trusts, and the Trusts’ trustee, Nalin Tolia, may be deemed to be a “group” for purposes of Section 13(d) of the Exchange Act due to Nirav Tolia’s authority to remove and replace the trustee of the Trusts. Notwithstanding such authority, the filing of the Statement and this Amendment shall not be construed as an admission that Nirav Tolia is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, Section 16 of the Exchange Act, or for any other purpose, the beneficial owner of the securities directly held by the Trusts, and Nirav Tolia disclaims beneficial ownership of such securities pursuant to Rule 13d-4.

(b)           The 26,789,336 shares of the Issuer’s capital stock that may be deemed to be beneficially owned by Nirav Tolia, pursuant to Rule 13d-3 under the Exchange Act, are held as follows:

Form of Ownership	Number of Securities	Voting Power	Investment Power
Direct (Shares of Class A Common Stock)	433,375	Sole	Sole
Direct (Shares of Class B Common Stock)	26,061,396	Sole	Sole
Direct (Options for Class A Common Stock)	123,517	Sole	Sole
Direct (Options for Class B Common Stock)	171,048	Sole	Sole
Total	26,789,336	Sole	Sole

The 2,553,119 shares of the Issuer’s capital stock that may be deemed to be beneficially owned by Nalin Tolia pursuant to Rule 13d-3 under the Exchange Act are held as follows:

Form of Ownership	Number of Securities	Voting Power	Investment Power
Direct	155,284	Sole	Sole
Indirect as Trustee of the Family Trust	319,938	Shared	Shared
Indirect as Trustee of the Children’s Trust	2,077,897	Shared	Shared

CUSIP No. 65345M 108	Page 9 of 11

The shares of the Issuer’s capital stock that may be deemed to be beneficially owned by each of the other Reporting Persons pursuant to Rule 13d-3 under the Exchange Act are held as follows:

Reporting Person	Form of Ownership	Number of Securities	Voting Power	Investment Power
Family Trust	Direct	319,938	Shared	Shared
Children’s Trust	Direct	2,077,897	Shared	Shared
Megha Tolia	Direct	1,263,840	Sole	Sole

(c)           On the Event Date, Nirav Tolia consummated Mr. Tolia’s Net Exercise, whereby he acquired the Net Exercise Shares (defined in Item 3, above) upon the net exercise of an aggregate 4,901,076 stock options held by Mr. Tolia pursuant to outstanding equity awards which were previously granted to him pursuant to: (i) the Issuer’s 2008 Equity Incentive Plan (the “2008 Plan”); and (ii) the Issuer’s standard form of Stock Option Agreement (the “Stock Option Agreement”) under the 2008 Plan. In connection with Mr. Tolia’s Net Exercise, Mr. Tolia also executed and submitted to the Issuer a Notice of Net Exercise (the “Exercise Notice”).

On October 15, 2024, 313,126 restricted stock units previously awarded to Nirav Tolia by the Issuer vested for shares of the Issuer’s Class A Common Stock. On October 15, 2024, 116,703 of the aforementioned vested shares were simultaneously forfeited to the Issuer in satisfaction of tax withholding liabilities incident to the vesting of the restricted stock units in accordance with Rule 16b-3 promulgated under the Exchange Act, and 196,423 net shares were issued to Mr. Tolia. The grant of these restricted stock units was previously made on April 4, 2024, as compensation for Mr. Tolia’s services as the Issuer’s Chief Executive Officer, pursuant to: (i) the offer letter dated February 26, 2024 entered into by and between Mr. Tolia and the Issuer (the “Offer Letter”); (ii) the Issuer’s 2021 Equity Incentive Plan (the “2021 Plan”); and (iii) the Issuer’s standard form of Restricted Stock Unit Award Agreement (the “RSU Award Agreement”) under the 2021 Plan.

The foregoing descriptions of the 2008 Plan, Stock Option Agreement, Notice of Exercise, Offer Letter, 2021 Plan, and RSU Award Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.6 to this Amendment and are incorporated herein by this reference.

Other than the aforementioned transactions, during the past 60 days, none of the Reporting Persons has acquired or disposed any of the Issuer’s Class A Common Stock or otherwise effected any transaction in the Issuer’s securities.

(d)           Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities described herein.

(e)            Section (e) of Item 5 is not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The matters described in Item 5(c) of this Amendment and the documents filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, and 99.6 to this Amendment are incorporated in this Item 6 by reference as if fully set forth herein.

CUSIP No. 65345M 108	Page 10 of 11

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	2008 Equity Incentive Plan of Nextdoor, Inc. (incorporated by reference to Exhibit 10.24 to the Issuer’s registration statement, made effective on October 21, 2021, filed on Form S-4 with the Securities and Exchange Commission on July 20, 2021).

Exhibit 99.2	Form of Stock Option Grant under the 2008 Equity Incentive Plan of Nextdoor, Inc. (incorporated by reference to Exhibit 10.27 to the Issuer’s registration statement, made effective on October 21, 2021, filed on Form S-4 with the Securities Exchange Commission on July 20, 2021).

Exhibit 99.3	Form of Notice of Net Exercise, Nextdoor Holdings, Inc. 2008 Equity Incentive Plan, filed herewith.

Exhibit 99.4	Offer Letter, dated February 26, 2024, by and between the Issuer and Nirav Tolia (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on May 7, 2024).

Exhibit 99.5	Nextdoor Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.7, to the Issuer’s Current Report filed on Form 8-K with the Securities and Exchange Commission on November 12, 2021).

Exhibit 99.6	Form of Restricted Stock Unit Award Agreement under Nextdoor Holdings, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.16, to the Issuer’s registration statement, made effective on October 21, 2021, filed on Form S-4 with the Securities and Exchange Commission on July 20, 2021).

CUSIP No. 65345M 108	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	October 30, 2024	NIRAV TOLIA

/s/ Nirav Tolia

Dated:	October 30, 2024	TOLIA FAMILY TRUST DATED JUNE 30, 2008

		By:	/s/ Nalin Tolia
Nalin Tolia, Trustee

Dated:	October 30, 2024	TOLIA FAMILY CHILDREN’S TRUST DATED MARCH 13, 2014

		By:	/s/ Nalin Tolia
Nalin Tolia, Trustee

Dated:	October 30, 2024	NALIN TOLIA

/s/ Nalin Tolia

Dated:	October 30, 2024	MEGHA TOLIA

/s/ Megha Tolia